[EGS Letterhead]

March 29, 2010

VIA EDGAR

Mr. Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Re:	Vringo, Inc.
Registration Statement on Form S-1
Filed January 29, 2010
File No. 333-164575

Dear Mr. Spirgel:

On behalf of Vringo, Inc. (“Vringo”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated February 25, 2010 concerning our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on January 29, 2010. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes from the Registration Statement submitted on January 29, 2010. All page references relate to the marked version of Amendment No. 1. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 1. Clean and marked copies of this filing are being sent via hand delivery to John Harrington.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Mr. Larry Spirgel, Esq.

March 29, 2010

The Company will provide the omitted information, including the anticipated price range information, as soon as practicable. The Company acknowledges that the Staff may have additional comments once the Company has provided the additional disclosure. The Company will provide the Staff sufficient time to review the additional disclosure before any distribution of preliminary prospectuses.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

We note the Staff’s comment and, prior to effectiveness, we will either arrange a call by a FINRA representative to the Staff or send the Staff a copy of the letter confirming that FINRA has no objections.

3.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Please note that any comments on your confidential treatment request to Exhibits 10.6, 10.7, 10.8 and 10.9 will follow under a separate cover.

We advise the Staff that we have filed additional exhibits, including the forms of the legality opinion and the underwriting agreement, together with Amendment No. 1. We will submit the remainder of the exhibits with a subsequent amendment of the Registration Statement. We advise the Staff that we have not received a comment letter from the Staff with respect to the Company’s confidential treatment request.

Prospectus Cover Page

4.	Please disclose the unit purchase option to be granted to the underwriter on the prospectus cover page.

We have revised the prospectus cover page to provide the requested disclosure.

Table of Contents Page

5.	We note your disclose in the second paragraph following the table of contents regarding statistical data, market data and other industry data and forecasts. As you are responsible for the accuracy and completeness of your prospectus disclosure, remove your statement that “we do not make any representation as to the accuracy of the information.”

We have deleted the foregoing statement in response to the Staff’s comment.

Mr. Larry Spirgel, Esq.

March 29, 2010

Prospectus Summary, page 1

Our Business, page 1

6.	We note several references in the summary and elsewhere in the prospectus to third-party market research. For example, we note references to Multimedia Intelligence, Juniper Research, Ipsos MediaCT and Pyramid Research. These are just examples. Please provide us marked copies of such research, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party. Also provide us with copies of the Washington Post and New York Times Supplement references in Mr. Medved’s biography.

We have provided the Staff with marked copies of the third-party market research referenced in Amendment No. 1, with cross-references to the applicable disclosure. We respectfully advise the Staff that all of these documents are publicly available. We have deleted the references from the Washington Post and the New York Times Supplement in Mr. Medved’s biography.

7.	We note you disclose data regarding various mobile markets. Please clarify that your market is a subset of these markets and disclose any data regarding your markets (i.e., video ringtones, and the markets in Turkey, Malaysia, Armenia and the United Arab Emirates).

We respectfully advise the Staff that, while the Company believes that video ringtones will ultimately capture a significant share of the global ringtone market, it does not possess any authoritative data on the current size of this nascent market. We have revised Amendment No. 1 (pages 2-3) to clarify that our market is a subset of various mobile markets and to provide additional disclosure regarding our markets.

8.	Disclose at the beginning of your summary section that you are a development stage company, have generated only $36,000 in revenues since inception (which consisted of a one time setup fee and monthly revenue guarantees from your carrier partner in Armenia in the third quarter of 2009), have a history of losses since inception (quantifying the losses for the last fiscal year and most recent interim period) and that your auditors have provided a going concern opinion (explaining what this means).

We have revised Amendment No. 1 (page 1) to provide the requested disclosure.

9.	Where you disclose that you have filed 23 patent applications, also disclose that no patents have been issued.

We have revised Amendment No. 1 (pages 2, 5 and 49) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

10.	We note that you disclose total subscriber numbers for the four mobile carriers that are currently offering your commercial service. Please disclose the number of such subscribers that that have actually subscribed to your product to date. Also disclose when you launched commercial service with these carriers.

We have revised Amendment No. 1 (pages 2 and 44) to provide the requested disclosure.

11.	Please disclose the basis for your belief that your library of over 4,000 video ringtones is one of the largest in the world.

We have revised Amendment No. 1 (pages 6, 50 and 53) to provide the requested disclosure.

The Offering, page 9

12.	Please also disclose the exercise prices, or a weighted average exercise price, for the 788,010 additional warrants issued in connection with the bridge financing with exercise prices ranging from $0.01 to $3.75.

We have revised Amendment No. 1 (page 10) to provide the requested disclosure.

13.	Your disclosure appears to reflect the expiration of 1,201,471 warrants issued in connection with Series B Financing based upon the assumption of the successful completion of an equity fundraise of at least $10 million. Please revise your disclosure on page 10 to disclose this assumption.

We have revised Amendment No. 1 (page 9) to provide the requested disclosure regarding the 1,201,471 warrants (or 200,245 warrants assuming the 1 for 6 reverse split).

Risk Factors, page 12

We are a development stage company with no significant sources of income…, page 12

14.	Please highlight your auditors’ going concern opinions in this risk factor caption as well as the fact that the continuation of your business is dependent upon raising additional financing.

We have revised Amendment No. 1 (page 11) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

We have not been subject to Sarbanes-Oxley regulations…, page 15

15.	We note your disclosure that you will be required to include a management assessment of internal controls over financial reporting in your annual report for your fiscal year ending December 31, 2011. However, you also disclose that “in the following year” you will be required to include an auditor attestation. Please refer to Regulation S-K Item 308T and revise to indicate that the auditor attestation will also be required in your annual report for your fiscal year ending December 31, 2011.

We have revised Amendment No. 1 (page 15) in response to the Staff’s comment.

Our outstanding options and warrants…, page 18

16.	Please clarify that many of the options and warrants that will be outstanding following this offering have exercise prices that are below, and in some cases significantly below, the mid-point of the IPO price range. To provide context, disclose the exercise prices, or weighted average exercise prices, of the options and warrants that will be outstanding following this offering.

We have revised Amendment No. 1 (page 19) to provide the requested disclosure.

Future sales of our shares of common stock…, page 19

17.	Please revise the disclosure under this risk factor to also account for shares underlying options and warrants that will be exercisable following the offering. Similarly revise the Shares Eligible for Future Sale section on page 75.

We have revised Amendment No. 1 (pages 18, 19 and 82) to provide the requested disclosure.

If we cannot satisfy, or continue to satisfy, the NASDAQ Capital Market’s listing requirements…, page 20

18.	Please discuss more specifically the risks that you will not be able to meet the initial listing requirements of the NASDAQ Capital Market.

We have revised Amendment No. 1 (pages 19-20) to provide the requested disclosure.

Cautionary Note Regarding Forward-Looking Statements, page 23

19.	Please delete the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor provided by the Act is not applicable to your company or this offering. Refer to Section 27A of the Securities Act of 1933.

We have deleted the reference to the Private Securities Litigation Reform Act of 1995.

Mr. Larry Spirgel, Esq.

March 29, 2010

Dilution, page 28

20.	Refer to the table appearing at the top of page 28. The average price per share for the total number of outstanding shares should be calculated as the total consideration divided by the total shares.

We have revised Amendment No. 1 (page 28) to provide the requested disclosure.

21.	You state in your disclosure that as of September 30, 2009 there were 3,782,794 “management options” outstanding and a total of 8,693,610 warrants outstanding. These amounts appear to include options and warrants that you explain elsewhere in your filing are not to be issued until the consummation of the offering (i.e., warrants and options to be issued upon the conversion of Bridge Notes and to management in connection with the offering). Refer to your discussion of options outstanding on page 71, for example, where you state that as of the date of the filing (January 28, 2010) options to issue 1,968,124 shares were outstanding. Your discussion under the heading “description of securities” on page 69 also provides amounts as of the date of the prospectus that appear to include issuances that you state will occur at the consummation of the offering. Please revise your disclosures throughout your filing to clarify whether the warrants and options have been issued, or are to be issued upon the consummation of the offering and correct the number of options and warrants outstanding, as appropriate.

We advise the Staff that as of December 31, 2009, after giving effect to the reverse split, the Company had outstanding options to purchase 282,927 shares of common stock and warrants to purchase 1,803,455 shares of common stock. In connection with the IPO, the Company will issue options to its management to purchase 3,686,938 shares of common stock, which options will not commence vesting until the first anniversary of the IPO. Accordingly, upon consummation of the IPO, the Company will have options to purchase 3,969,865 shares of common stock outstanding. In connection with the IPO, the Company will issue: (i) 4.8 million warrants to IPO investors, (ii) 1,590,400 warrants to bridge investors upon conversion of the Bridge Notes and (iii) 360,000 to the underwriters (assuming no exercise of the over-allotment option). Furthermore, the 200,245 Series B warrants will terminate upon consummation of the offering. Accordingly, upon consummation of the IPO, the Company will have warrants to purchase 8,353,610 shares of common stock outstanding. We have revised Amendment No. 1 (pages 18-19) to provide additional disclosure regarding the number of option and warrants outstanding both prior and subsequent to the IPO.

Mr. Larry Spirgel, Esq.

March 29, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

22.	We note from your disclosure on pages 13 and 14 that you anticipate difficulty in collecting amounts billed to customers as well as amounts due from partners, in light of this fact, please tell us how you determined that revenues should be recognized when “the transaction has been successfully processed” or “upon receipt of customer acceptance”, as noted in your policy disclosure on page 31. Address your consideration of the collectability criteria discussed in ASC 605-10-S99.

We respectfully advise the Staff that the Company’s revenues are recognized upon satisfaction of all revenue recognition criteria, including the assessment that collectability is reasonably assured, which occurs at the time the Company and the carrier agree upon the amounts due to the Company. Accordingly, the risk to the Company does not relate to bad debt or revenue recognition, but rather to a potential shortfall in expected revenue based on the number of our subscribers. We have revised Amendment No. 1 (page 12) to clarify the applicable risk.

23.	We also note from your discussion of revenue on page 33 that the company recognized $36 thousand in revenue during the three months ended September 30, 2009 from the one-time fee related to customer acceptance of the setting up of the service and three months of the monthly guarantee. Please tell us and disclose how much of this fee relates to set up of service and how much relates to the monthly guarantee. Discuss any performance obligations (i.e., the need to host site, maintain licenses, update library) associated with the set up of service and/or the monthly service and specify to which the obligation relates. Also tell us how you accounted for each of these sources of revenue, separately, and how you determined the appropriate accounting treatment, particularly with regard to separability. Include reference to authoritative literature used as guidance. With respect to the one-time fee, specifically provide your consideration of SAB Topic 13.A.3.f. “Nonrefundable up-front fees” or 13.A.4.a. “Refundable fees for services” if the fee is refundable.

We respectfully advise the Staff, that during the course of the audit for the year ended December 31, 2009, we re-evaluated the accounting for the billing integration and set-up fees and aligned our accounting with the guidance in SAB Topic 13.A.3.f. As a result, there was an immaterial correction of the amounts set forth in the Registration Statement. We have revised Amendment No. 1 (page 31) accordingly.

Results of Operations, page 33

24.	Based on the allocation of proceeds set forth in the Use of Proceeds section of your prospectus, it appears that you expect a substantial increase in most categories of expenses following the IPO. Please provide a more detailed discussion of these expected increases in each category and how they might materially impact your business.

We have revised Amendment No. 1 (pages 34-36) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

Liquidity and Capital Resources, page 38

25.	We note that you have disclosed under the heading “Future operations” that you believe you have sufficient cash as a result of this offering to fund your needs for at least the next twelve months. Please provide a more detailed assessment of the company’s plans and ability to meet its long-term liquidity needs. Discuss your expectations with respect to how long the proceeds of this offering might sustain the company. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III. C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

We have revised Amendment No. 1 (page 39) to provide the requested disclosure.

26.	Here and elsewhere in your filing you describe the May 2006 issuance of 2,353,887 shares of Series A Preferred Stock for $2.35 million. However, in your disclosure on page 31 you state that you issued 588 shares. We note that you later granted a stock dividend that resulted in the issuance of an additional 2,353,299 shares. Please revise your disclosure to clarify.

We have revised Amendment No. 1 (pages 31, 37 and 73) to clarify the disclosure relating to the Series A Convertible Preferred Stock.

Contractual Obligations, page 40

27.	In your risk factor disclosure on page 13, you disclose that content licensing agreements may require you to make significant minimum payments. Please identify any such material payment amounts and discuss any contractual terms relevant to an understanding of the potential variability in timing and amount of such payments.

We respectfully advise the Staff that none of the Company’s current licensing agreements require any significant minimum payments by the Company. We have revised Amendment No. 1 (page 12) accordingly. To the extent any future agreement requires the Company to make any significant minimum payments, we will identify such amounts and any contractual terms relevant to an understanding of the potential variability in the timing and amount of such payments.

Mr. Larry Spirgel, Esq.

March 29, 2010

Business, page 42

28.	For each of your four mobile carries agreements and your agreement with Hungama in India, please disclose the material obligations and responsibilities of each party under the agreements. Also disclose the durations of the agreements. With respect to the Hungama agreement, please discuss when you expect to be able to sell content and services in India pursuant to that agreement.

We have revised Amendment No. 1 (pages 51-52) to provide the requested disclosure.

Our Products, page 44

29.	We note that Windows Mobile, Blackberry and Android operating systems do not natively support video ringtones, but your development team has enabled your application to work on these devices. Please discuss whether, as result of this circumstance, there is any increased risk that you will not be able to maintain your services on these operating systems in the future.

We have revised Amendment No. 1 (pages 4 and 45) to provide the requested disclosure. We have also added a risk factor (page 13) addressing this potential risk.

Content, page 51

30.	Please explain in more detail what content will be available as part of your subscription service and what content will be sold as premium content. In addition, explain whether your license agreements allow you to provide licensed content as part of your subscription service without paying any additional fees to the content owners.

We have revised Amendment No. 1 (page 53) to provide the requested disclosure.

Management, page 54

31.	Please note that, in order for your registration statement to be declared effective on or February 28, 2010, you will be required to include the disclosure required by Item 401 of Regulation S-K, as amended on December 16, 2009. Among other changes to Item 401, pursuant to Item 401(e) you are required to discuss for each director the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

We have revised Amendment No. 1 (pages 56-58) to provide the requested disclosure.

32.	Please describe in more detail the nature of your relationship with the advisory board and explain the obligations of advisory board members to your company.

We have revised Amendment No. 1 (page 59) to provide the requested disclosure.

Director Independence, pages 58

33.	Identify each director that is independent. Also disclose whether any directors that are or will be members of the compensation, audit or nominating committees will not be independent under the standards applicable to those committees. Refer to Item 407(a) of Regulation S-K.

We have revised Amendment No. 1 (page 56) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

Executive Compensation, page 59

34.	In your next amendment filed after February 28, 2010, please disclose in your Summary Compensation Table and Director Compensation Table the grant date fair value of equity awards, rather than compensation expense, in accordance with Item 402 of Regulation S-K, as amended on December 16, 2009.

We have revised Amendment No. 1 (pages 63 and 68) to provide the requested disclosure.

35.	If you will be implementing a reverse stock split prior to effectiveness of the registration statement, please revise your Outstanding Equity Awards at 2009 Fiscal Year End table to reflect the reverse stock split.

We have revised Amendment No. 1 (page 67) to provide the requested disclosure.

36.	In the footnotes to the Outstanding Equity Awards at 2009 Fiscal Year End table please disclose the vesting dates for the options listed in the table. Although you disclose the general vesting schedule in footnote (1), investors will be unable to determine the vesting dates without disclosure of the vesting commencement dates. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

We have revised Amendment No. 1 (page 68) to provide the requested disclosure.

Principal Stockholders, page 66

37.	Please confirm that the As Adjusted for the Offering column includes, for each person or category of person, all options or warrants that will be exercisable within 60 days from the completion of the offering. For example, confirm that it takes into account the approximately 3.8 million options to be issued to management in connection with the offering and, if appropriate, the effect of any bridge warrants currently outstanding or to be upon conversion of the Bridge Notes. In addition, please include footnote disclosure identifying the amounts included due to options or warrants.

We confirm that the “As Adjusted for the Offering” column, as revised in response to the Staff’s comment, includes all options or warrants that will be exercisable within 60 days from the completion of the offering. We advise the Staff that the approximately 3.8 million options to be issued to management in connection with the IPO will not be exercisable within 60 days from the completion of the offering and are thus not included in the Principal Stockholders table. We have revised Amendment No. 1 (page 70) to provide the requested disclosure, including footnote disclosure regarding the amounts due to options or warrants.

Mr. Larry Spirgel, Esq.

March 29, 2010

Certain Relationships and Related Party Transactions, page 68

38.	You disclose on page 70 that each share of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock is convertible into one share of common stock. Please describe how the conversion ratio was determined in connection with the December 29, 2009 agreements for the Series A and Series B Convertible Preferred Stock to be converted into 451,161 and 1,018,069 shares of common stock, respectively. In addition, file the December 29, 2009 agreements as exhibits.

We advise the Staff that the exchange ratios for the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock set forth in the December 29, 2009 agreements was determined through negotiations between the Company and holders of these shares of preferred stock and not as provided in the designations. We have revised Amendment No. 1 (page 74) to provide additional disclosure regarding the exchange ratios. We have filed forms of the exchange agreements for each of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock as Exhibits 10.20 and 10.21, respectively.

Description of Securities, pages 69

39.	We note from your discussion in Note 8 on page F-14 that warrants to purchase 151,602 shares of Series B convertible preferred stock were issued on September 24, 2008 in connection with the SVB/Gold Hill venture loan. You do not appear in include these warrants in your discussion. Please clarify whether these warrants remain outstanding and revise your disclosure to discuss these warrants. To the extent that they remain outstanding, please include an explanation of how these warrants will be affected by the 1 for 6 reverse stock split and/or the offering.

We respectfully advise the Staff that the warrants to purchase 151,602 shares of Series B convertible preferred stock issued in connection with the SVB/Gold Hill venture loan were terminated upon the closing of the Bridge Financing. We have revised Amendment No. 1 (page 78) to clarify that such Series B options have been terminated.

Bridge Notes, pages 71

40.	In Note 16, paragraph (d), on page F-24 there is a reference to the fact that the warrants to be issued upon conversion of the Bridge Note will be different from the IPO warrants due to additional features with respect to fundamental transactions, cashless exercise, ownership limitations and dilution. Please describe these features and any similar features in other outstanding warrants here.

We have revised Amendment No. 1 (page 77) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

Underwriting, page 77

Lock-Ups, page 78

41.	Describe briefly the factors that Maxim Group would consider in determining whether to consent to release of the lock-up agreements that your officers, directors and existing stockholders are subject to.

We have revised Amendment No. 1 (page 86) to provide the requested disclosure.

Financial Statements

42.	Please update the financial information included in you filing in accordance with the requirements of Rule 8-02 of Regulation S-X.

The financial information in Amendment No. 1 has been updated in accordance with the requirements of Rule 8-02 of Regulation S-X.

(e) Warrants, page F-18

43.	The 120,000 warrants issued as a donation do not appear to be included within your calculations of warrants outstanding, and based on your discussion of options outstanding on page 71, may be included within your accounts of options outstanding. Please revise your disclosure to clarify.

We have revised Amendment No. 1 (page 78) to include the 120,000 warrants within the calculation of warrants outstanding.

Note 4 – Shareholder’s Equity, page F-34

44.	In the next amendment revise your stock option footnote to disclose the following information for equity instruments issued during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•

For each grant date, the number of warrants/options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month and the information presented as weighted average per-share amounts).

•	Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

We have revised Amendment No. 1 (page F-23) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

45.	Also tell us whether management received assistance from an outside expert in valuing stock based compensation. If so, please tell us the extent and nature of this assistance, and if the valuation specialist was a related party, disclose a statement to that fact. If you did not use a contemporaneous valuation performed by an unrelated valuation specialist to value your stock based compensation, please revise MD&A to disclose the following:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value

•	A discussion of each significant factor contributing to the difference between the (assumed) fair value of common stock as of the date of each grant and the estimated IPO price

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

We respectfully advise the Staff that management received the assistance of an unrelated third party specialist in valuating its stock-based compensation, which evaluation was performed in a contemporaneous manner. We have revised Amendment No. 1 (page 40) to provide the requested disclosure.

Note 8 – Subsequent Events, page F-35

46.	Please update the disclosure in Note 8(h) and clarify the transaction that you are referencing in this note. Also, explain to us how you have accounted for the bridge financing, and the related warrant issuances.

We have revised Amendment No. 1 (pages F-16 through F-18 and F-30) to provide the requested disclosure.

Alternative Pages for Selling Securityholder Prospectus, page SS-1

47.	In the Explanatory Note at the beginning of the registrant statement, please indicate which sections of the IPO prospectus will be deleted and/or replaced by the alternate pages.

We have revised the Explanatory Note at the beginning of the registration statement to provide the requested disclosure.

48.	Please include in your selling securityholder prospectus a concise description of exactly which shares are being registered. Describe each overlying security, its applicable conversion features and terms and any assumptions made in calculating the number of shares to be registered. Also describe your obligations to the selling securityholders to register the shares in connection with the IPO and any material consequences for breach.

We have revised Amendment No. 1 (pages SS-2 to SS-3) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

March 29, 2010

Selling Shareholder Prospectus Cover Page

49.	Please disclose on the selling securityholder prospectus cover page that no sales will occur pursuant to this prospectus prior to the time the common stock is listed and traded on the NASDAQ Capital Market. If you intend for this prospectus to cover any potential sales prior to such time, please disclose a fixed selling price (or a range in accordance with Rule 430A) for all sales that may occur prior to that time.

We have revised the selling securityholder prospectus to provide the requested disclosure.

Selling Securityholders, page SS-3

50.	We note that substantially all of the shares are subject to a lock-up agreement for six months following the effective date of this registration statement. Describe briefly the factors that Maxim Group would consider in determining whether to consent to release of the lock-up agreements. Please also disclose the various stock price thresholds and how many securities can be sold at each threshold.

In addition, we are unable to locate the lock-up agreement applicable to the shares to be offered (i.e., the common stock to be issued upon automatic conversion of the Bridge Notes, the common stock to be issued upon exercise of warrants to be issued upon automatic conversion of the Bridge Notes, and the common stock to be issued upon exercise of the Special Bridge Warrants). Please tell us where these agreements are filed. If they are contained in a form of purchase agreement or similar with respect to the Bridge Financing, please file that agreement.

We have revised Amendment No. 1 (page SS-5) to provide the requested disclosure regarding the lock-up provisions. Please be advised that the applicable lock-up provisions are set forth in the stock purchase agreements between the Company and the investors in the Bridge Financing. The Company has filed the form of the stock purchase agreement as Exhibit 10.19 to Amendment No. 1.

51.	We note that certain related parties are selling securityholders. Please disclose this in the related party transactions section of the prospectus and disclose the participation of these individuals in the Bridge Financing.

We have revised Amendment No. 1 (page 73) to provide the requested disclosure.

52.	Please include the dealer prospectus delivery legend on the back of the selling securityholder prospectus as required by Regulation S-K Item 502(b).

We have added the dealer prospectus delivery legend to the back of the selling securityholder prospectus.

Mr. Larry Spirgel, Esq.

March 29, 2010

Part II. Information Not Required In Prospectus

Item 17.	Undertakings, page II-4

53.	Please include the undertakings required by Regulation S-K Item 512(f) and (i).

We have revised Amendment No. 1 (pages II-5 and II-6) to provide the requested undertakings.

Exhibit Index

54.	We note the cautionary language preceding your Exhibit Index. Please make the following changes to the second sentence of this paragraph in order to further clarify to investors the historical nature of the representations and warranties: in the introductory language, change “have been made” to “were made”; in clause (i) of the second sentence, change “should not be treated” to “were not intended to be treated”; and in clause (ii) of the second sentence, change “have been qualified” to “were qualified”.

We have revised the cautionary language in the Exhibit Index in response to the Staff’s comments.

55.	Please file as exhibits the underwriter unit purchase option and the form of warrant agreement for the warrants that are part of those units.

We respectfully advise the Staff that the Company has filed the underwriter’s unit purchase option as Exhibit 4.6 to Amendment No. 1 and the form of warrant agreement as Exhibit 4.4 to Amendment No. 1.

56.	Please file as an exhibit a form of the management option agreements related to the approximately 3.8 million options to be granted in connections with this offering.

We respectfully advise the Staff that the Company has filed the form of the management option as Exhibit 4.5 to Amendment No. 1.

* * * *

Mr. Larry Spirgel, Esq.

March 29, 2010

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:	Jonathan Medved
Jeffrey Schultz, Esq.
Larry Glassberg